 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 04, 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 04, 2025, entitled "Equinor ASA: Share buy-back – first tranche for 2025 ".

Equinor ASA: Share buy-back – first tranche for 2025

Please see below information about transactions made under the first tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the tranche was announced: 5 February 2025.
The duration of the tranche: 6 February to no later than 2 April 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 5 February 2025, available here: https://newsweb.oslobors.no/message/637712

From 24 February to 28 February 2025, Equinor ASA has purchased a total of 2,250,000 own shares at an average price of NOK 256.9757 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

24 February	OSE	450,000	259.0096	116,554,320.00
	CEUX
	TQEX

25 February	OSE	450,000	257.6325	115,934,625.00
	CEUX
	TQEX

26 February	OSE	450,000	254.0659	114,329,655.00
	CEUX
	TQEX

27 February	OSE	450,000	256.6990	115,514,550.00
	CEUX
	TQEX

28 February	OSE	450,000	257.4715	115,862,175.00
	CEUX
	TQEX

Total for the period	OSE	2,250,000	256.9757	578,195,325.00
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	5,800,000	263.4961	1,528,277,220.00
	CEUX
	TQEX
	Total	5,800,000	263.4961	1,528,277,220.00

Total buy-backs under the tranche (accumulated)	OSE	8,050,000	261.6736	2,106,472,545.00
	CEUX
	TQEX
	Total	8,050,000	261.6736	2,106,472,545.00

Following the completion of the above transactions, Equinor ASA owns a total of 76,882,718 own shares, corresponding to 2.75% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 69,206,027 own shares, corresponding to 2.48% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 04, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer